082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2007 DEC 28 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

07028835

PROCESSED

JAN 04 2008

THOMSON FINANCIAL

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

December 10, 2007

12(g) No. 82-2636
Symbol CRN-T

**Underground Drilling of the North Zone Commences with Completion of Decline
QR Mine, British Columbia**

December 10, 2007 - Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "**Company**" or "**Cross Lake**") is pleased to announce the completion of the North Zone decline at a length of 720 meters and the commencement of underground diamond drilling. The North Zone, a faulted extension of the Main Zone, has been tested by wide spaced drilling over a strike length of approximately 600 meters. It is located at a vertical depth of 200 to 400 meters with the west end of the zone directly below the QR Mill facilities. The North Zone is a high priority target for Cross Lake, as it is the only zone that has not been limited by faulting and, as such, is the largest zone of gold mineralization currently known on the Property and has the best potential to significantly increase the current QR Mine resource and operating life. The following table summarizes the significant intersections from previous drilling of the North Zone as reported in a previous press release in November 2004:

Hole #	From (m)	To (m)	Width (m)	Gold (g/t)
55	**481.00**	**484.60**	**3.60**	**7.22**
164	297.00	315.00	18.00	2.46
including	**299.00**	**302.00**	**3.00**	**5.32**
and	309.00	313.00	4.00	3.60
182	**289.00**	**304.00**	**15.00**	**10.45**
269	**282.00**	**284.00**	**2.00**	**16.00**
and	415.00	418.00	5.03	3.00
270	**283.00**	**287.00**	**4.00**	**4.58**
and	**288.00**	**290.00**	**2.00**	**13.19**
277	**396.00**	**399.00**	**3.00**	**9.65**
and	405.00	407.00	2.00	3.99
282	259.00	261.00	2.00	3.85
303	**375.00**	**380.00**	**5.00**	**7.53**
474	**246.00**	**262.00**	**16.00**	**7.23**
496	**402.95**	**412.95**	**9.19**	**4.91**
CL-03-2000	240.50	249.50	9.00	3.87
and	425.00	431.00	6.00	2.97

Note: Intervals > 4.0g/t Au are bold.

.../Cont'd.

The gold mineralization contained within the North Zone is identical and a direct extension of the Main Zone, which was exploited by Kinross, the previous operator of the QR Mine. Approximately 100,000 ounces was mined from the Main Zone, which in size is much smaller than the North Zone. The excellent thickness and grade of the gold intersections from the previous drilling clearly indicates the potential to develop the North Zone from underground. The current drilling and development program will provide the detailed information necessary for engineering and mine planning. The mineralization on the QR Property is classified as a skarn deposit and the shape of the mineralization is variable. As such, until this program is completed, it is difficult to determine the attitude and the true width of the mineralization. Acme Analytical Laboratories Ltd. of Vancouver, B.C. completed all assays by conventional fire assay with the exception of the two holes 474 and 496 which were assayed in the QR Mine assay lab while the mine was in production.

As mining operations continue at the QR Mine, it is part of the longer term mine plan to source future mill feed and extend the life of the mine through development of the North Zone. The QR Project is being supervised by Ross Hollinger P.Eng., Mine Manager and Tom Colbourne P.Eng., Vice President of Mining, who are the designated Qualified Persons and who have reviewed the contents of this news release.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

END